April 4, 2025

Lei Pei
Chief Executive Officer
WEWARDS, INC.
3305 Spring Mountain Road , Suite 104
Las Vegas , Nevada 89102

        Re: WEWARDS, INC.
            Form 10-K for the Fiscal Year Ended May 31, 2024
            File No. 000-55957
Dear Lei Pei:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology